Exhibit 99.1

Medigus’ JV, Revoltz, Received First Order For Micro Mobility Vehicles From a Global Distributor

In less than a year, Revoltz designed, manufactured, presented and received first order for its first model “Porto,” for the last mile delivery market

Tel Aviv, Israel -- March 1, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle (“EV”) and charging solutions, announced today that Revoltz, an EV and wireless charging joint venture of which Medigus owns 19.9%, and which is operated through its wholly owned subsidiary, Charging Robotics Ltd. received first order for PORTO units, Revoltz’ advanced micro-mobility vehicles for the last mile delivery market.

Revoltz managed to design, manufacture, and launch PORTO in less than one year after the establishment the JV between Medigus, Amir Zaid and Weijian Zhou, a leading micro-mobility Chinese manufacturer.

Revoltz’s first customer is a leading global distributor that provides distribution services for last mile deliveries for global shipping companies. The distributor initially purchased the modular vehicles for its own operations and intends to use the PORTO vehicles to conduct initial commercial testing, which may potentially lead to a larger commercial order.

Designed specifically for the last mile delivery market, the PORTO model provides an impressive combination of function, robust design and agility. It has demonstrated capabilities including long-range deliveries and a full day’s work on one charge and also offers a similar storage capacity as the boot of a small hatchback car. Even under full load, the PORTO features a robust tilting mechanism to ensure maximum stability. Two high volume loading spaces are integrated over the front and rear axles, which spreads the weight of the cargo evenly and symmetrically over the wheelbase, creating a safe and confidence-inspiring ride while keeping vehicle dimensions minimal.

According to Statista, the global last mile delivery market is expected to grow from $108 billion (USD) in 2020 to more than $200 billion (USD) by 2027.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in ScoutCam Inc. and Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeff’s Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, we are using forward-looking statements in this press release when we discuss, among other things, the possibility that the instant sale to the distributor may lead to a larger purchase order, PORTO’s impressive combination of function, robust design and agility, and Revolz’s ability to maximize the potential of PORTO in order to tap into the current and anticipate market values stated in the press release. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party website.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Miri Segal

CEO

MS-IR LLC

+1-917-607-8654

msegal@ms-ir.com